# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838409
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Date of event which requires filing of this statement: 08/02/2026
Filed by CIK 0002092834
Persons authorized to receive notices and communications: Nissim Daniel, 5 Ha'Rav Levin Street, Ramat Gan, Israel (L3), 5226039, 972-54-232-1222

## Reporting persons
- J.B.D Innovation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Based on a total of 2,189,469 ordinary shares, no par value per share, of Wearable Devices Ltd. (the "Ordinary Shares" and the "Issuer", respectively) outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Nissim Daniel (CIK 0002092834): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Nissim Daniel is the sole owner, the sole director and the Chief Executive Officer of J.B.D Innovation Ltd. ("J.B.D").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva & Co. - Law Offices: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co. - Law Offices ("Victor Tshuva & Co.").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D previously filed by the undersigned on July 27, 2026, as amended on July 29, 2026 (as amended, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. The Reporting Persons are filing this Amendment No. 2 to disclose certain legal proceedings commenced by the Reporting Persons relating to the Issuer, including related correspondence with the Issuer, and the issuance of a temporary injunction by the Economic Department of the District Court of Haifa, Israel.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On July 31, 2026, the Issuer announced that it entered into a securities purchase agreement with a single institutional investor in a private placement transaction for the purchase and sale of 1,000,000 Ordinary Shares (or Ordinary Share equivalents in lieu thereof) and warrants to purchase up to 1,000,000 Ordinary Shares at a combined purchase price of $3.285 per share and accompanying warrant (the "Private Placement"). On August 1, 2026, the Reporting Persons communicated to the Issuer their objection to the proposed Private Placement and demanded that the Issuer refrain from consummating it. The Reporting Persons asserted, among other things, that the Private Placement would improperly alter the Issuer's capital structure and voting dynamics and affect matters that may be considered by the Issuer's shareholders in connection with the issues previously raised by the Reporting Persons in their prior demand for a special meeting of shareholders. The Reporting Persons further asserted that the Private Placement was not in the best interests of the Issuer and its shareholders and requested that the Issuer take no further action to proceed with the closing of the Private Placement. On August 2, 2026, the Issuer responded and rejected the Reporting Persons' position, asserting, among other things, that the Private Placement was a market-priced financing undertaken in the ordinary course of the Issuer's business, that the Issuer had a continuing need to raise capital to fund its operations and growth, and that the Private Placement would not impair the ability of shareholders to pursue the matters raised in the Reporting Persons' demand for a special meeting of stockholders.

On August 2, 2026, the Reporting Persons commenced proceedings in the Economic Department of the District Court of Haifa, Israel (the "Court"), seeking temporary injunctive relief in connection with the Private Placement. On August 2, 2026, the Court issued an ex parte temporary injunction, scheduled a hearing for August 16, 2026, and temporarily prohibited the Issuer from advancing the Private Placement or otherwise modifying its capital structure, pending further order. The Court noted that its decision was issued at a preliminary stage of the proceedings and on an ex parte basis, prior to receiving the positions of the Issuer or the investor in the Private Placement, and that its decision should not be construed as a determination regarding the outcome of the application.

The Reporting Persons intend to continue pursuing their rights and remedies in connection with the foregoing matters.

## Signatures
- J.B.D Innovation Ltd.: /s/ Nissim Daniel, Nissim Daniel/Chief Executive Officer (08/04/2026)
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (08/04/2026)
- Victor Tshuva & Co. - Law Offices: /s/ Victor Tshuva, Victor Tshuva/Chief Executive Officer (08/04/2026)
- Victor Tshuva: /s/ Victor Tshuva, Victor Tshuva (08/04/2026)